As filed with the Securities and Exchange Commission on July 5, 2017

REGISTRATION NO. 033-63560 and 811-7762

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒

PRE-EFFECTIVE AMENDMENT NO.	☐

POST-EFFECTIVE AMENDMENT NO. 86	☒

AND/OR
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒

AMENDMENT NO. 88	☒

(CHECK APPROPRIATE BOX OR BOXES)

FIRST EAGLE FUNDS
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

1345 AVENUE OF THE AMERICAS
NEW YORK, NY 10105
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 698-3300

SUZAN AFIFI

FIRST EAGLE FUNDS

1345 AVENUE OF THE AMERICAS

NEW YORK, NY 10105
(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPY TO:
NATHAN J. GREENE, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NY 10022

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 86 to the Registration Statement on Form N-1A (File No.  33-63560) of First Eagle Funds (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 86 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and exhibits (d)(10), (g)(1) and (h)(6) filed pursuant to Item 28 of the Registration Statement. This Post-Effective Amendment No. 86 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 86 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

FIRST EAGLE FUNDS
PART C

OTHER INFORMATION

Item 28. Exhibits

EXHIBIT
(a)	—	Amended and Restated Agreement and Declaration of Trust of Registrant.(19)
(b)	—	Amended and Restated By-Laws of the Registrant.(19)
(c)	—	Specimen Certificates representing shares of Common Stock ($.001 par value). (1)
(d)(1)	—	Investment Advisory Contract between the Registrant and First Eagle Investment Management, LLC (“FEIM”).(17)
(d)(2)	—	Investment Advisory Contract between the Registrant and FEIM with respect to First Eagle Fund of America.(17)
(d)(3)	—	Sub-advisory Agreement between FEIM and Iridian Asset Management LLC with respect to the First Eagle Fund of America.(17)
(d)(4)	—	Investment Advisory Contract between the Registrant and FEIM with respect to First Eagle High Yield Fund.(17)
(d)(5)	—	Investment Advisory Contract between the Registrant and FEIM with respect to First Eagle Global Income Builder Fund. (17)
(d)(6)	—	Investment Advisory Contract between FEIM and First Eagle Global Cayman Fund, Ltd.(17)
(d)(7)	—	Investment Advisory Contract between FEIM and First Eagle Overseas Cayman Fund, Ltd.(17)
(d)(8)	—	Investment Advisory Contract between FEIM and First Eagle U.S. Value Cayman Fund, Ltd.(17)
(d)(9)	—	Investment Advisory Contract between FEIM and First Eagle Gold Cayman Fund, Ltd.(17)
(d)(10)	—	FEIM side letter with respect to FEIM investment management fee amendment for First Eagle Fund of America. Filed herewith.
(e)(1)	—	Underwriting Agreement between the Registrant and FEF Distributors, LLC. (“FEF Distributors”).(17)
(e)(2)	—	Forms of Selling Group Agreement. (12)
(f)	—	Not applicable.
(g)(1)	—	Global Custody Agreement between the Registrant and JPMorgan Chase Bank, N.A. Filed herewith.
(g)(2)	—	Transfer Agency and Registrar Agreement between the Registrant and DST Systems, Inc.(17)
(h)(1)	—	Administrative Services Agreement between the Registrant (on behalf of First Eagle High Yield Fund) and FEIM.(17)
(h)(2)	—	Administrative Services Agreement between the Registrant (on behalf of First Eagle Global Income Builder Fund) and FEIM.(17)
(h)(3)	—	Amended and Restated Fee Waiver Agreement between the Registrant (on behalf of First Eagle U.S. Value Fund) and FEIM.(21)
(h)(4)	—	Amended and Restated Fee Waiver Agreement between the Registrant (on behalf of First Eagle U.S. Value Cayman Fund) and FEIM.(21)
(h)(5)	—	Amended and Restated Fee Waiver Agreement between the Registrant (on behalf of First Eagle High Yield Fund) and FEIM.(21)
(h)(6)	—	Fund Services Agreement between the Registrant and JPMorgan Chase Bank, N.A. Filed herewith.
(i)	—	Not applicable.
(j)(1)	—	Consent of PricewaterhouseCoopers LLP.(22)
(j)(2)	—	Shearman & Sterling LLP Opinion with respect to 2004 Reorganization.(7)
(j)(3)	—	Stradley Ronan Stevens & Young, LLP Opinion with respect to the tax consequences of the 2011 Reorganization.(11)
C-2

EXHIBIT
(j)(4)	—	Richards, Layton & Finger, P.A. Opinion with respect to the offering of shares of First Eagle High Yield Fund.(11)
(k)	—	Not applicable.
(l)	—	Not applicable.
(m)	—	Rule 12b-1 Distribution Plan and Agreement between the Registrant and FEF Distributors.(20)
(n)	—	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3. (20)
(o)	—	Not applicable.
(p)	—	Code of Ethics.(22)
(q)(1)	—	Power of Attorney. (10)
(q)(2)	—	Powers of Attorney. (14)

(1)	Incorporated herein by reference to Pre-Effective Amendment No. 2 filed on or about August 30, 1993.
(2)	Reserved.
(3)	Reserved.
(4)	Reserved.
(5)	Reserved.
(6)	Reserved.
(7)	Incorporated herein by reference to Post-Effective Amendment No. 26 filed on or about February 27, 2007.
(8)	Reserved.
(9)	Reserved.
(10)	Incorporated herein by reference to Post-Effective Amendment No. 37 filed on or about October 14, 2011.
(11)	Incorporated herein by reference to Pre-Effective Amendment No. 1 on Form N-14 filed on or about November 28, 2011.
(12)	Incorporated herein by reference to Post-Effective Amendment No. 44 filed on or about February 24, 2012.
(13)	Reserved.
(14)	Incorporated herein by reference to Post-Effective Amendment No. 62 filed on or about April 30, 2014.
(15)	Incorporated herein by reference to Post-Effective Amendment No. 65 filed on or about February 25, 2015.
(16)	Incorporated herein by reference to Post-Effective Amendment No. 67 filed on or about March 2, 2015.
(17)	Incorporated herein by reference to Post-Effective Amendment No. 73 filed on or about February 26, 2016.
(18)	Incorporated herein by reference to Post-Effective Amendment No. 74 filed on or about February 26, 2016.
(19)	Incorporated herein by reference to Post-Effective Amendment No. 78 filed on or about December 23, 2016.
(20)	Incorporated herein by reference to Post-Effective Amendment No. 79 filed on or about February 3, 2017.
(21)	Incorporated herein by reference to Post-Effective Amendment No. 81 filed on or about February 28, 2017.
(22)	Incorporated herein by reference to Post-Effective Amendment No. 84 filed on or about April 7, 2017.
C-3

Item 29. Person Controlled or Under Common Control With Registrant

None.

Item 30. Indemnification

Reference is made to the provisions of Article Three, Section Seven and Article Seven, Section Two of Registrant’s Amended and Restated Agreement and Declaration of Trust, which document is incorporated herein by reference to Post-Effective Amendment No. 78 to the Registration Statement on Form N-1A (File No. 811-7762) filed on December 23, 2016, together with the entirety of Article Six of Registrant’s Amended and Restated By-Laws, which document is incorporated herein by reference to Post-Effective Amendment No. 78 to the Registration Statement on Form N-1A (File No. 811-7762) filed on December 23, 2016.

The general effect of these provisions, and related statutory indemnification benefits as may be available under Delaware or other applicable state or federal laws, is to protect trustees, officers, employees and agents of Registrant against legal liability and expenses incurred by reason of their service to Registrant. In accord with the foregoing, Registrant shall indemnify its trustees, officers, employees and agents against judgments, fines, penalties, settlements and expenses to the fullest extent authorized, and in the manner permitted, by applicable state and federal law.

In addition, the Registrant will maintain a trustees’ and officers’ errors and omissions liability insurance policy protecting directors and officers against liability for claims made by reason of any acts, errors or omissions committed in their capacity as trustees or officers. The policy will contain certain exclusions, among which is exclusion from coverage for active or deliberate dishonest or fraudulent acts and exclusion for fines or penalties imposed by law or other matters deemed uninsurable.

C-4

Item 31. Business and Other Connections of Investment Adviser

First Eagle Investment Management, LLC is the Registrant’s investment adviser. Its primary office is located at 1345 Avenue of the Americas, New York, New York, 10105. In addition to the Registrant, First Eagle Investment Management, LLC acts as investment adviser to First Eagle Variable Funds and to certain investment vehicles and accounts not subject to registration with the Securities and Exchange Commission.

First Eagle Investment Management, LLC is a subsidiary of First Eagle Holdings, Inc. (“First Eagle Holdings”), a privately-owned holding company organized under the laws of the State of New York, which has a substantial amount of assets under management in the form of individual accounts, and, through the Adviser, Fund accounts. In connection with another subsidiary, FEF Distributors, LLC, a registered broker-dealer, the principal underwriter to the Registrant, First Eagle Holdings is substantially involved in the distribution of mutual fund shares. The business and other connections of the Adviser’s directors and officers are as follows:

Name	Position with the Adviser	Business and Other Connections

Michael M. Kellen	Director	Director, First Eagle Holdings, Inc.; Director, FEF Distributors, LLC; Managing Member, New Eagle Holdings Management Company, LLC

Mehdi Mahmud	President and Chief Executive Officer	President, First Eagle Funds and First Eagle Variable Funds; prior to March 2016, Chairman and Chief Executive Officer, Jennison Associates LLC; prior to 2012, Vice Chairman and Chief Operating Officer, Jennison Associates LLC

David O’Connor	General Counsel and Senior Vice President	General Counsel, First Eagle Holdings, Inc.; Secretary and General Counsel, FEF Distributors, LLC; prior to January 2017, Investment Management Consultant; prior to June 2015, Executive Vice President Strategic Investment Initiatives and General Counsel, Delaware Investments

Robert Bruno	Senior Vice President	President, FEF Distributors, LLC; Senior Vice President, First Eagle Funds and First Eagle Variable Funds

Lynn Perkins	Chief Financial Officer	Prior to February 2013, Managing Director and Global Chief Operating Officer, Credit Suisse Asset Management, Distribution
C-5

Name	Position with the Adviser	Business and Other Connections

Albert Pisano	Chief Compliance Officer, Senior Vice President	Chief Compliance Officer, First Eagle Funds and First Eagle Variable Funds; prior to June 30, 2014, Director and Chief Compliance Officer of Allianz Global Investors Fund Management LLC, and also served as Deputy Chief Compliance Officer for Allianz Global Investors U.S. LLC

Iridian Asset Management LLC (“Iridian”), whose primary office is located at 276 Post Road West, Westport, Connecticut 06880, is the investment sub-adviser to the First Eagle Fund of America. Iridian provides investment management services to other registered and unregistered investment companies, institutional investors and individuals. The business and other connections of Iridian’s directors and officers are as follows:

Name	Position with Iridian	Business and Other Connections

David L. Cohen	Co-President, Co-Chief Executive Officer, and Co-Chief Investment Officer

Harold J. Levy	Co-President, Co-Chief Executive Officer, and Co-Chief Investment Officer

Jeffrey M. Elliott	Chief Operating Officer, Chief Financial Officer and Secretary

Lane Steven Bucklan	General Counsel and Chief Compliance Officer

Additional information regarding both First Eagle Investment Management, LLC and Iridian is provided in the body of this Registration Statement on Form N-1A under the heading “Investment Advisory and Other Services.”

Item 32. Principal Underwriters

(a)	FEF Distributors, LLC is the Registrant’s distributor (the “Distributor”). It also serves as principal underwriter for First Eagle Variable Funds.

(b)	The positions and offices of the Distributor’s directors and officers who serve the Registrant are as follows:

Name and Business Address*	Position and Offices with Underwriter	Position and Offices with Registrant

Robert Bruno	President	Senior Vice President
David O’Connor	Secretary	None
Joseph Tropeano	Chief Compliance Officer	None
Suzan J. Afifi	Vice President	Secretary and Vice President
Michael Luzzatto	Vice President	Vice President

*	The address of each person named above is 1345 Avenue of the Americas, New York, New York 10105.

(c) The Registrant has no principal underwriter which is not an affiliated person of the Registrant.

Item 33. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained at the offices of the Registrant, 1345 Avenue of

C-6

the Americas, New York, NY 10105 with the exception of certain accounts, books and other documents which are kept by the Registrant’s custodian, JPMorgan Chase Bank, N.A., 4 Chase Metrotech Center, Floor 16, Brooklyn, New York, 11245 and registrar and shareholder servicing agent, DST Systems, Inc., P.O. Box 419324, Kansas City, Missouri, 64141-6324.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

The Registrant undertakes to call a meeting of shareholders for the purpose of voting upon the question of removal of a director, if requested to do so by the holders of at least 10% of a Fund’s outstanding shares, and that it will assist communication with other shareholders as required by Section 16(c) of the Investment Company Act of 1940.

C-7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, as of the 5th day of July, 2017.

FIRST EAGLE FUNDS

By:	/s/ MEHDI MAHMUD
MEHDI MAHMUD
PRESIDENT

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE

/s/ LISA ANDERSON*	Trustee	July 5, 2017
(LISA ANDERSON)

/s/ JOHN P. ARNHOLD*	Trustee	July 5, 2017
(JOHN P. ARNHOLD)

/s/ JEAN-MARIE EVEILLARD*	Trustee	July 5, 2017
(JEAN-MARIE EVEILLARD)

/s/ CANDACE K. BEINECKE*	Trustee	July 5, 2017
(CANDACE K. BEINECKE)

/s/ JEAN D. HAMILTON*	Trustee	July 5, 2017
(JEAN D. HAMILTON)

/s/ JAMES E. JORDAN*	Trustee	July 5, 2017
(JAMES E. JORDAN)

/s/ WILLIAM M. KELLY*	Trustee	July 5, 2017
(WILLIAM M. KELLY)

/s/ PAUL J. LAWLER*	Trustee	July 5, 2017
(PAUL J. LAWLER)

/s/ JOSEPH MALONE*	Chief Financial Officer	July 5, 2017
(JOSEPH MALONE)

*By:	/S/ SUZAN AFIFI
Suzan Afifi
Power-of-Attorney
C-8

SIGNATURES

First Eagle Global Cayman Fund, Ltd., First Eagle Overseas Cayman Fund, Ltd., First Eagle U.S. Value Cayman Fund, Ltd. and First Eagle Gold Cayman Fund, Ltd. has duly cause this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York and State of New York, as of the 5th day of July, 2017.

FIRST EAGLE GLOBAL CAYMAN FUND, LTD.

FIRST EAGLE OVERSEAS CAYMAN FUND, LTD.

FIRST EAGLE U.S. VALUE CAYMAN FUND, LTD.

FIRST EAGLE GOLD CAYMAN FUND, LTD.

SIGNATURE	CAPACITY	DATE

/s/ PETER HUBER*	Director	July 5, 2017
(PETER HUBER)

/s/ GLENN MITCHELL*	Director	July 5, 2017
(GLENN MITCHELL)

*By:	/S/ SUZAN AFIFI
Suzan Afifi
Power-of-Attorney
C-9

EXHIBIT INDEX

(d)(10)	FEIM side letter with respect to FEIM investment management fee amendment for First Eagle Fund of America
(g)(1)	Global Custody Agreement between the Registrant and JPMorgan Chase Bank, N.A.
(h)(6)	Fund Services Agreement between the Registrant and JPMorgan Chase Bank, N.A.
C-10